Exhibit 99.3

RESULTS

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) is pleased to announce the unaudited interim financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the six months ended 30th June, 2004. The unaudited interim financial results have been reviewed by the Company’s Audit Committee.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June, 2004

			(Unaudited)
			Six months ended 30th June,
	Note		2004	2003
			RMB’000	RMB’000
				(Note 26)
Turnover	3,25	(a)	3,857,479	5,053,531
Cost of sales	25	(a)	(3,054,240)	(3,805,278)

Gross profit			803,239	1,248,253
Other revenues	3,25	(a)	58,020	63,004
Selling expenses			(218,796)	(276,805)
General and administrative expenses	25	(a)	(260,714)	(249,865)
Other operating expenses			(20,982)	(41,618)

Operating profit	4		360,767	742,969
Interest income	3		27,200	19,452
Interest expense			(100,907)	(74,566)
Share of profits less losses of:
Jointly controlled entities			76,363	42,144
Associated companies			47,248	58,666

Profit before taxation			410,671	788,665
Taxation	6		(59,697)	(99,236)

Profit after taxation			350,974	689,429
Minority interests			56,648	(115,454)

Profit attributable to shareholders			407,622	573,975

Dividends	7		19,450	38,510

Basic earnings per share	8		RMB0.1111	RMB0.1566

Fully diluted earnings per share	8		RMB0.1042	N/A

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th June, 2004

			(Unaudited)	(Audited)
			30th June,	31st December,
	Note		2004	2003
			RMB’000	RMB’000
Non-current assets
Intangible assets	9		1,112,909	1,220,476
Goodwill	9		353,739	365,884
Long-term prepayments for intangible assets	9		221,845	106,217
Fixed assets	9		3,555,912	3,353,819
Construction-in-progress	9		529,734	570,233
Investments in associated companies	10		373,635	322,358
Investment in jointly controlled entities	11		1,422,023	1,354,526
Prepayment for a long-term investment	12		600,000	600,000
Investment securities	13		30,363	17,305
Deferred expenses — non-current portion	19		29,733	34,193
Deferred tax assets			45,951	39,555
Other long-term assets			31,829	16,990

Total non-current assets			8,307,673	8,001,556
Current assets
Cash and cash equivalents			2,307,126	1,832,298
Short-term bank deposits			396,195	1,670,596
Pledged short-term bank deposits			3,480,635	2,264,584
Deferred expenses — current portion	19		8,920	8,920
Notes receivable	14		719,087	827,452
Notes receivable from affiliated companies	25	(c)	512,819	527,175
Accounts receivable	16		310,597	90,017
Amounts due from affiliated companies	25	(b)	563,696	774,188
Other receivables	15, 25	(d)	925,602	500,887
Prepayments and other current assets	25	(d)	111,761	318,523
Inventories			1,319,907	1,228,364
Advances to affiliated companies	25	(h)	271,219	243,482

Total current assets			10,927,564	10,286,486

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th June, 2004

			(Unaudited)	(Audited)
			30th June,	31st December,
	Note		2004	2003
			RMB’000	RMB’000
Current liabilities
Short-term bank loan	18		600,000	—
Notes payable			5,308,460	4,783,966
Notes payable to affiliated companies	25	(f)	330,815	35,431
Accounts payable	17		1,005,040	1,124,053
Amounts due to affiliated companies	25	(e)	651,936	684,854
Customer advances			72,107	216,833
Other payables			394,579	563,735
Dividends payable			34,138	34,117
Dividends payable to a joint venture partner			31,659	—
Accrued expenses and other current liabilities			71,074	188,774
Income tax payable			66,172	115,887
Other taxes payable			179,632	190,725
Advances from affiliated companies	25	(i)	75,310	92,642

Total current liabilities			8,820,922	8,031,017
Net current assets			2,106,642	2,255,469
Total assets less current liabilities			10,414,315	10,257,025

Financed by:
Share capital	21		303,388	303,388
Share premium			2,038,423	2,038,423
Reserves			4,899,128	4,510,956
Proposed dividend			19,435	38,885

Shareholders’ funds			7,260,374	6,891,652
Minority interests			1,492,305	1,709,886
Non-current liability
Convertible bonds	20		1,661,636	1,655,487

			10,414,315	10,257,025

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th June, 2004

	(Unaudited)
	Six months ended 30th June,
	2004	2003
	RMB’000	RMB’000
Net cash inflow from operating activities	408,255	410,256
Net cash (used in)/generated from investing activities	(777,678)	707,534
Net cash generated from/(used in) financing activities	244,251	(114,008)

Increase in cash and cash equivalents	(125,172)	1,003,782
Cash and cash equivalents at 1st January	1,832,298	1,289,150

Cash and cash equivalents at 30th June	1,707,126	2,292,932

Analysis of balances of cash and cash equivalents:
Bank balances and cash	2,307,126	2,292,932
Short-term bank loan with original maturities less than 3 months	(600,000)	—

	1,707,126	2,292,932

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30th June, 2004

	(Unaudited)
			Cumulative
			translation
	Ordinary	Share	adjustments	Dedicated	Capital	Retained		Proposed
	shares	premium	reserves	capital	reserve	earnings	Total	dividends
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1st January, 2004	303,388	2,038,423	39,179	112,168	120,000	4,239,609	6,852,767	38,885
Profit for the period	—	—	—	—	—	407,622	407,622	—
Transfer to dedicated capital	—	—	—	30,357	—	(30,357)	—	—
Dividends declared during the period	—	—	—	—	—	—	—	(38,900)
Dividends proposed subsequent to period end	—	—	—	—	—	(19,450)	(19,450)	19,450

As at 30th June, 2004	303,388	2,038,423	39,179	142,525	120,000	4,597,424	7,240,939	19,435

	(Unaudited)
			Cumulative
			translation
	Ordinary	Share	adjustments	Dedicated	Capital	Retained		Proposed
	shares	premium	reserves	capital	reserve	earnings	Total	dividends
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1st January, 2003	303,194	2,033,916	39,179	132,179	—	3,480,577	5,989,045	39,210
Profit for the period	—	—	—	—	—	573,975	573,975	—
Transfer to dedicated capital	—	—	—	41,878	—	(41,878)	—	—
Dividends declared during the period	—	—	—	—	—	—	—	(38,860)
Dividends proposed subsequent to period end	—	—	—	—	—	(38,510)	(38,510)	38,510

As at 30th June, 2003	303,194	2,033,916	39,179	174,057	—	3,974,164	6,524,510	38,860

NOTES TO CONDENSED ACCOUNTS

1.	Organisation and operations

The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), respectively.

2.	Basis of preparation and accounting policies

These unaudited condensed consolidated accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) Number 25, “Interim Financial Reporting”, issued by the Hong Kong Institute of Certified Public Accountants.

These condensed accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December, 2003.

3.	Turnover, other revenues and segment information

The Company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the People’s Republic of China (the “PRC”).

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Turnover
Sale of minibuses and automotive components	2,747,821	3,085,012
Sale of Zhonghua sedans	1,109,658	1,968,519

	3,857,479	5,053,531
Other revenues	58,020	63,004
Interest income	27,200	19,452

	85,220	82,456
Total revenues	3,942,699	5,135,987

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2004, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components; (2) manufacture and sale of Zhonghua sedans; and (3) manufacture and sale of BMW sedans.

Business segments — for the six months ended 30th June, 2004

	Manufacture and sale
	of minibuses and
	automotive	Manufacture and sale	Manufacture and sale
	components	of Zhonghua sedans	of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	2,778,714	1,155,386	—	3,934,100
Intersegment sales	(30,893)	(45,728)	—	(76,621)

	2,747,821	1,109,658	—	3,857,479

Segment results	486,013	(90,197)	—	395,816

Unallocated costs				(35,049)

Operating profit				360,767
Interest income				27,200
Interest expense				(100,907)
Share of profits less losses:
Jointly controlled entities	40,801	—	35,562	76,363
Associated companies	375	46,873	—	47,248

Profit before taxation				410,671
Taxation				(59,697)

Profit after taxation				350,974
Minority interests				56,648

Profit attributable to shareholders				407,622

Business segments — for the six months ended 30th June, 2003

	Manufacture and sale
	of minibuses and
	automotive	Manufacture and sale
	components	of sedans	Total
	RMB’000	RMB’000	RMB’000
Segment sales	3,198,750	1,968,519	5,167,269
Intersegment sales	(113,738)	—	(113,738)

	3,085,012	1,968,519	5,053,531

Segment results	676,770	135,314	812,084

Unallocated costs			(69,115)

Operating profit			742,969
Interest income			19,452
Interest expense			(74,566)
Share of profits less losses of:
Jointly controlled entities (Note 26)	42,144	—	42,144
Associated companies (Note 26)	—	58,666	58,666

Profit before taxation			788,665
Taxation			(99,236)

Profit after taxation			689,429
Minority interests			(115,454)

Profit attributable to shareholders			573,975

4.	Operating profit

Operating profit is stated after crediting and charging the following:

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Crediting
Gain on disposal of fixed assets, net	3,351	795
Reversal of provision for impairment loss on investment securities	13,058	—
Provision for doubtful debts written back	1,135	—

Charging
Cost of inventories sold (including depreciation and amortisation but net of reversal of net realisable value provision for inventory)	3,057,915	3,805,278
Amortisation of intangible assets included in
— Cost of sales	112,546	112,546
— General and administrative expenses	154	635
Amortisation of deferred expenses	4,460	—
Depreciation of fixed assets	201,310	224,190
Amortisation of goodwill included in
— General and administrative expenses	12,145	12,145
— Share of profits less losses:
— Jointly controlled entities	10,743	10,742
— Associated companies	890	890
Net realisable value provision for inventory included in general and administrative expenses	2,458	20,804
Staff costs (excluding directors’ emoluments) (Note 5)	162,296	168,539
Provision for doubtful debts	1,975	4,252
Exchange loss, net	2,757	1,228
Research and development costs included in general and administrative expenses	65,074	49,290
Provision for warranty	10,579	42,049
Operating lease rentals on:
— land and buildings and equipment	6,576	7,259
— machinery and equipment	6,584	—

5.	Staff costs

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Wages and salaries	143,446	148,257
Pension and staff welfare	18,850	20,282

	162,296	168,539

6.	Taxation

Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Current taxation:
— Hong Kong profits tax	—	—
— PRC enterprise income tax	57,168	91,362
Deferred taxation relating to the origination and reversal of temporary differences	(6,395)	3,283

	50,773	94,645
Share of taxation of jointly controlled entities:
Current taxation:
PRC enterprise income tax	4,812	4,591
Share of taxation of associated companies:
Current taxation:
PRC enterprise income tax	4,112	—

Taxation charge	59,697	99,236

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average taxation rate of the companies within the Group as follows:

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Profit before taxation	410,671	788,665
Calculated at a weighted average statutory taxation rate in the PRC of 18.52% (2003: 21.24%)	76,041	167,521
Effect of tax holiday	(27,470)	(80,579)
Expenses not deductible for taxation purpose	11,126	12,294

	59,697	99,236

7.	Dividends

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
2003 final dividends, declared of HK$0.01 (2002: HK$0.01) per ordinary share (Note (a))	38,900	39,210
2004 interim dividends, proposed of HK$0.005 (2003: HK$0.01) per ordinary share (Note (b))	19,450	38,510

	58,350	77,720

Notes:

(a)	At an annual general meeting held on 25th June, 2004, a final dividend of HK$0.01 per ordinary share for the year ended 31st December, 2003 was declared.

(b)	At a meeting held on 23rd September, 2004, the directors declared an interim dividend of HK$0.005 per ordinary share for the six months ended 30th June, 2004. This proposed dividend is not reflected as a dividends payable in these condensed accounts, but has been reflected as an appropriation of retained earnings for the six months ended 30th June, 2004.

8.	Earnings per share

The calculation of basic earnings per share is based on the net profit attributable to shareholders of approximately RMB407,622,000 (2003: RMB573,975,000), divided by 3,668,390,900 shares (2003: 3,666,052,900 shares) outstanding during the period.

The diluted earnings per share for the six months ended 30th June, 2004 is based on the adjusted net profit attributable to shareholders of approximately RMB418,231,000 which is the net profit attributable to shareholders for the period adjusted for the accrued interest expense related to the convertible bonds of approximately RMB6,149,000 and amortisation of deferred expenses incurred in connection with the issuance of convertible bonds of approximately RMB4,460,000 divided by 4,014,393,659 ordinary shares, being the weighted average number of ordinary shares in issue during the period plus the weighted average number of 6,872,324 ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised and the weighted number of 339,139,435 ordinary shares deemed to be issued if all the convertible bonds were converted into ordinary shares. No diluted earnings per share for the six months ended 30th June, 2003 has been presented as the effect of the assumed conversion of the potential ordinary shares outstanding is anti-dilutive.

9.	Capital expenditure

					Long-term
	Intangible		Fixed	Construction-	prepayments for
	assets	Goodwill	assets	in-progress	intangible assets
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Beginning net book value as at 1st January, 2004	1,220,476	365,884	3,353,819	570,233	106,217
Additions	5,133	—	138,920	278,785	115,628
Disposals	—	—	(54,801)	—	—
Construction-in-progress transferred to fixed assets	—	—	319,284	(319,284)	—
Depreciation/amortisation charges	(112,700)	(12,145)	(201,310)	—	—

Ending net book value as at 30th June, 2004	1,112,909	353,739	3,555,912	529,734	221,845

10.	Investments in associated companies

Details of investments in associated companies are as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Share of net assets other than goodwill	346,094	293,927
Goodwill
— Cost	33,667	33,667
— Accumulated amortisation	(6,126)	(5,236)

Investments in associated companies, unlisted shares	373,635	322,358

11.	Investments in jointly controlled entities

Details of investments in jointly controlled entities are as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Share of net assets other than goodwill	1,084,636	1,006,396
Goodwill
— Cost	407,782	407,782
— Accumulated amortisation	(70,395)	(59,652)

Investments in jointly controlled entities, unlisted shares	1,422,023	1,354,526

12.	Prepayment for a long-term investment

On 29th December, 2003, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”) (a 98.01% indirectly-owned subsidiary of the Company) and Shenyang XinJinBei Investment and Development Co., Ltd (“SXID”) (a 99.0% indirectly-owned subsidiary of the Company) entered into agreements with the respective sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM and SXI are interested in 29.9% and 11% of the issued share capital of Shenyang JinBei Automotive Company Limited (“JinBei”), respectively. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the net liabilities position and net asset value of SAIAM and SXI, respectively.

The transfer of the entire interest of SAIAM is subject to the approval of State-Owned Assets Supervision and Administration Commission of the State Council and the acquisitions are subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.1% of the issued share capital of JinBei.

As at 31st December, 2003 and 30th June, 2004, the Group has paid RMB600 million to the shareholders of SAIAM and SXI and the amount was recorded as prepayment for a long-term investment by the Group.

13.	Investment securities

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Equity securities listed in Hong Kong
— Cost	30,363	30,363
— Provision for impairment	—	(13,058)

	30,363	17,305

Market value of listed equity securities	55,250	26,061

14.	Notes receivable

Notes receivable are primarily notes received from customers for settlement of trade receivable balances. As of 30th June, 2004, all notes receivable were guaranteed by banks in the PRC and have maturities of six months or less. Notes receivable amounting to approximately RMB539 million have been pledged for the issuance of notes payable as at 30th June, 2004 (2003: RMB281 million).

15.	Other receivables

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Advance to SAIAM (Note (a))	300,000	300,000
Advance to SXI (Note (b))	77,070	—
Short-term advance to a third party (Note (c))	350,000	—
Receivable arising from the disposal of an associated company (Note 25(d))	20,000	20,000
Others	191,687	193,999

	938,757	513,999
Less: Provision for doubtful receivables	(13,155)	(13,112)

	925,602	500,887

Notes:

(a)	As of 30th June, 2004, an amount of RMB300 million (2003: RMB300 million) was advanced to SAIAM which will become an indirectly owned subsidiary of the Company after the completion of the acquisition of SAIAM.

(b)	As of 30th June, 2004, an amount of RMB77 million (2003: nil) was advanced to SXI which will become a subsidiary of the Group after the completion of the acquisition of SXI.

(c)	As of 30th June, 2004, an amount of RMB350 million was advanced to an investment company. Subsequent to 30th June, 2004, this arrangement was terminated and the advance was fully repaid.

16.	Accounts receivable

An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Less than six months	273,022	85,251
Between six months to one year	28,926	1,520
Between one to two years	2,523	1,759
Above two years	51,414	47,759

	355,885	136,289
Less: Provision for doubtful debts	(45,288)	(46,272)

	310,597	90,017

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Security in the form of guarantees or bank notes is obtained from major customers. Credit limits are set for all customers and may be exceeded only with the approval of senior company officers. Customers considered to be of high credit risk are traded with on a cash basis. Designated staff monitors accounts receivable and follows up on collection with the customers. Generally, credit terms are between 30 days to 90 days.

17.	Accounts payable

An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Less than six months	968,391	1,049,822
Between six months to one year	15,481	38,836
Between one to two years	16,370	33,621
Above two years	4,798	1,774

	1,005,040	1,124,053

18.	Short-term bank loan

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Secured	600,000	—

The short-term bank loan as of 30th June, 2004 was secured by the Group’s short-term bank deposits of RMB300,000,000.

19.	Deferred expenses

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds	44,599	44,599
Amortisation of deferred expenses	(5,946)	(1,486)

	38,653	43,113
Deferred expenses — current portion	(8,920)	(8,920)

Deferred expenses — non-current portion	29,733	34,193

20.	Convertible bonds

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	1,654,300
Accrued interest expense	7,336	1,187

	1,661,636	1,655,487

21.	Share capital

	Authorised
	Ordinary shares of US$0.01 each
	No. of shares	US$’000
At 31st December, 2003 and 30th June, 2004	5,000,000,000	50,000

	Issued and fully paid
	Ordinary shares of US$0.01 each
	No. of shares	RMB’000
At 31st December, 2003 and 30th June, 2004	3,668,390,900	303,388

22.	Contingent liabilities

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Bank notes endorsed or discounted but not yet honored	1,417,942	1,492,000
Corporate guarantees for bank loans and notes drawn by Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”) and its affiliated companies (including a cross-guarantee by Shanghai Shenhua amounting to RMB490,000,000)	286,000	690,000
A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”), an associated company of the Group, on a long-term bank loan which will expire in 2008	262,000	344,000
Corporate guarantees for bank loans drawn by an affiliated company of Brilliance Holdings Limited (“BHL”)	300,000	300,000
Corporate guarantees for bank loans drawn by JinBei	200,000	100,000
Letter of credits issued	23,949	32,000

Other than the above, the Group was also subject to the following contingencies as at 30th June, 2004:

(a)	The Group has provided a guarantee to BMW Holdings BV guaranteeing the performance by SJAI of its obligations under the joint venture agreement for establishment of BMW Brilliance Automotive Ltd. (“BMW Brilliance”).

(b)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claimed that the Company was aware of the trust arrangement and further alleged that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino sought recovery of the Sale Shares and, in the alternative, damages.

Upon application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company took out summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on 22nd and 23rd July, 2003. On 31st December, 2003, the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. On 4th March, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on 9th March, 2004, Broadsino’s application was refused.

Broadsino has issued a Notice of Appeal dated 18th June, 2004, whereby it seeks to appeal in the Court of Appeal of Bermuda, Civil Appellant Jurisdiction the decision of the Supreme Court of Bermuda dated 31st December, 2003. The Company has responded with a notice of cross appeal dated 21st July, 2004. It is anticipated that there will be further written submissions from each of Broadsino and the Company, with the Appeal to be considered at a hearing in the Court of Appeal to commence on or about 17th March, 2005. Broadsino has also been directed to provide security for the Company’s costs of appeal.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group.

(c)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”). On 16th September,

2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. Directions have been given by the Court for Lists of Documents to be exchanged within 28 days of the close of pleadings, with inspection of documents to take place within 14 days thereafter. Based on the claims set out in the Statement of Claim and the Reply to Defence, the directors of the Company do not believe the Action has had or will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to defend the Action vigorously.

23.	Commitments

(a)	Capital commitments

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Contracted but not provided for:
— Construction projects	375,981	515,212
— Acquisition of equipment and moulds	42,311	69,553
— Others	79,450	98,383

	497,742	683,148

Construction projects and acquisition of equipment authorised but not contracted for	2,707,656	983,630

(b)	Operating leases commitments

As of 30th June, 2004, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Not later than one year	8,188	11,526
Later than one year but not later than five years	15,679	17,863
Later than five years	45,073	46,687

	68,940	76,076

24.	Future operating lease arrangements

As of 30th June, 2004, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Not later than one year	14,152	14,152
Later than one year and not later than five years	56,607	56,607
More than five years	126,188	133,264

	196,947	204,023

25.	Related party transactions

(a)	Save as disclosed, significant related party transactions, which were carried out in the normal course of the Group’s business, are as follows:

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
		(Note 26)
Sales to JinBei and its affiliated companies	20,390	26,229
Purchases from JinBei and its affiliated companies	376,562	474,085
Sales to Shanghai Shenhua and its affiliated companies	997,177	695,329
Purchases from Shanghai Shenhua and its affiliated companies	129,791	101,532
Sales to other affiliated companies of BHL	—	15,925
Purchases from other affiliated companies of BHL	54,887	38,174
Sales to jointly controlled entities	106,101	69,489
Purchases from jointly controlled entities	310,686	398,719
Sales to associated companies	29,762	—
Purchases from associated companies	242,789	432,528
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	12,859	8,171
Purchases from the joint venture partners of Shenyang Aerospace and their affiliated companies	37,977	39,869
Operating lease rental on machinery and equipment charged by a jointly controlled entity	6,420	—
Operating lease rental on office buildings charged to a jointly controlled entity	7,076	—

The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors of the relevant companies.

(b)	As of 30th June, 2004, amounts due from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Due from Shanghai Yuantong Automobile Sales and Service Company Limited	5,835	355,835
Due from Shanghai Shenhua and its affiliated companies	142,792	54,967
Due from affiliated companies of JinBei	74,782	53,242
Due from affiliated companies of the joint venture partner of Ningbo Yuming	3,284	4,408
Due from a joint venture partner of Shenyang Aerospace	3,470	—
Due from jointly controlled entities	67,767	46,453
Due from an associated company	6,483	—
Receivable arising from the disposal of machineries and equipment to BMW Brilliance (Note (i))	269,003	269,003

	573,416	783,908
Less: Provision for doubtful debts	(9,720)	(9,720)

	563,696	774,188

Note:

(i)	The outstanding balance will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled.

Except for (i) above, the amounts due from affiliated companies are unsecured and non-interest bearing.

The Group’s credit policy is that credit is offered to affiliated companies following a financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Less than six months	216,176	415,305
Between six months to one year	338,349	21
Between one to two years	8,772	358,751
Over two years	10,119	9,831

	573,416	783,908

(c)	As of 30th June, 2004, the notes receivable from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Notes receivable from affiliated companies of JinBei	1,530	4,505
Notes receivable from Shanghai Shenhua	466,224	487,770
Notes receivable from affiliated companies of the joint venture partner of Ningbo Yuming	—	3,000
Notes receivable from an associated company	5,000	1,900
Notes receivable from jointly controlled entities	40,065	30,000

	512,819	527,175

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less.

(d)	As of 30th June, 2004, included in prepayments and other current assets were approximately RMB40 million (31st December, 2003: RMB26 million) of prepayments for purchases of raw materials made to an affiliated company of BHL.

As of 30th June, 2004, included in other receivables were outstanding proceeds of RMB20 million (31st December, 2003: RMB20 million) arising from the disposal of an associated company to an affiliated company in December, 2002 (Note 15).

(e)	As of 30th June, 2004, amounts due to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Due to associated companies	51,627	65,615
Due to jointly controlled entities	344,293	309,781
Due to Shanghai Shenhua and its affiliated companies	32,121	84,417
Due to JinBei and its affiliated companies	212,074	216,559
Due to affiliated companies of BHL	216	2,478
Due to affiliated companies of the joint venture partner of Ningbo Yuming	7,163	1,037
Due to affiliated companies of the joint venture partner of Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	4,442	4,967

	651,936	684,854

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Less than six months	632,276	643,547
Between six months to one year	18,104	230
Between one to two years	601	40,869
Over two years	955	208

	651,936	684,854

(f)	As of 30th June, 2004, the notes payable to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Notes payable to affiliated companies of JinBei	220,262	27,272
Notes payable to an affiliated company of Shanghai Shenhua	5,442	—
Notes payable to associated companies	23,533	3,919
Notes payable to jointly controlled entities	79,028	4,140
Notes payable to other affiliated companies	2,550	100

	330,815	35,431

(g)	Pursuant to a trademark license agreement, JinBei granted Shenyang Brilliance JinBei Automobile Co., Ltd. the right to use the JinBei trademark on its products and marketing materials indefinitely.

(h)	As of 30th June, 2004, the advances to affiliated companies consisted of:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Advances to BHL and its affiliated companies	186,017	172,955
Advances to affiliated companies of JinBei	72,105	69,748
Advances to jointly controlled entities	14,560	—
Advances to other affiliated companies	512	779

	273,194	243,482
Less: Provision for doubtful debts	(1,975)	—

	271,219	243,482

The advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(i)	As of 30th June, 2004, the advances from affiliated companies consisted of:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Advances from affiliated companies of JinBei	1,256	516
Advances from affiliated companies of BHL	14,339	15,294
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	2,175	1,845
Advances from other affiliated companies	582	382
Financing received from BMW Brilliance	56,958	74,605

	75,310	92,642

Except for the financing received from BMW Brilliance as detailed in Note 16(e) of the 2003 annual accounts, other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

26.	Comparative figures

Certain of the 2003 comparative figures have been reclassified to conform to the current year’s presentation. Such reclassifications are mainly related to the separate disclosures of the items related to jointly controlled entities and associated companies.

SUPPLEMENTARY FINANCIAL INFORMATION

The Group has prepared a separate set of accounts for the six months ended 30th June, 2004 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

	Unaudited
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Profit attributable to shareholders reported under HK GAAP	407,622	573,975
Stock-based compensation (a)	—	(143,814)
Depreciation on additional capitalised borrowing costs (b)	—	(655)
Write-off of development costs, net of sharing by minority shareholders (c)	(68,202)	(11,786)
Reversal of goodwill amortisation (d)	23,778	23,777
Reversal of provision for impairment loss on investment securities (e)	(13,058)	—
Others	833	1,873

Profit attributable to shareholders reported under US GAAP	350,973	443,370

SUPPLEMENTARY FINANCIAL INFORMATION

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Net assets reported under HK GAAP	7,260,374	6,891,652
Capitalisation of borrowing costs (b)	11,803	11,803
Write-off of development costs, net of sharing by minority shareholders (c)	(174,419)	(106,217)
Reversal of goodwill amortisation (d)	120,338	96,560
Excess of the unrealised gain on marketable available-for-sale securities under US GAAP over the reversal of impairment loss on investment securities under HK GAAP (e)	24,887	—
Others	(6,658)	(7,491)

Net assets reported under US GAAP	7,236,325	6,886,307

In preparing the summary of differences between HK GAAP and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these accounts to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

A summary of the principal differences applicable to the Group is set out below:

(a)	On 18th December, 2002, Huachen, the single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the closing price of the shares on the same date was HK$1.45 per share.

The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principle Board Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that discounts granted to employees under a compensatory share option scheme should be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of grant. For the six months ended 30th June, 2003, compensation expense of approximately RMB144 million associated with the call options was charged to the consolidated profit and loss account under US GAAP.

SUPPLEMENTARY FINANCIAL INFORMATION

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

(b)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income must be recognised as income in the profit and loss account instead of being netted off from the eligible interest expense. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation for the net interest capitalised under HK GAAP is lower than that under US GAAP.

(c)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred.

(d)	Under HK GAAP, goodwill is amortised on a straight-line basis over the expected future economic life of 20 years from its initial recognition. Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill will not be amortised but rather will be tested at least annually for impairment.

(e)	During the six months ended 30th June, 2004, management considered the situation that previously led to impairment loss against investment securities no longer existed, and hence reversed the provision for impairment loss of approximately HK$13,058,000 under HK GAAP. The reversal was limited to the amount of accumulated impairment provision previously made. Under US GAAP, the investment securities are classified as marketable available-for-sale securities and are carried at fair value. Unrealised gains of approximately RMB37,945,000 during the six months ended 30th June, 2004 were reported as a component of other comprehensive income and were not charged to the profit and loss account.

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Review

Unaudited consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd. and Shenyang Jindong Development Co., Ltd. (together, the “Group”) for the first six months of 2004 were RMB3,857.5 million, representing a 23.7% decrease from RMB5,053.5 million for the same period in 2003. The decrease in sales was primarily due to the decrease in the unit sales of Shenyang Automotive’s minibuses and Zhonghua sedans.

Shenyang Automotive sold a total of 31,416 minibuses in the first half of 2004, representing a 12.5% decrease from 35,924 minibuses sold during the same period in 2003. Of these vehicles sold, 28,335 were Mid-priced Minibuses, representing a 10.2% decrease from 31,568 units sold during the same period in 2003. Unit sales of Deluxe Minibuses decreased by 29.3% from 4,356 units in the first half of 2003 to 3,081 units for the same period in 2004. Shenyang Automotive sold 8,400 Zhonghua sedans in the first half of 2004, representing a 45.8% decrease from 15,498 sedans sold during the same period in 2003.

Unaudited cost of sales decreased by 19.7% from RMB3,805.3 million in the first six months of 2003 to RMB3,054.2 million for the same period in 2004. This decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in the first six months of 2004. Cost of sales as a percentage of sales was 79.2% for the first half of 2004, compared to 75.3% for the first half of 2003. The overall gross profit margin of the Group decreased from 24.7% for the first half of 2003 to 20.8% for the same period in 2004, as a result of lower gross profit margin of minibuses and Zhonghua sedans due to the decrease in average selling prices resulting from changes in product mix of the minibuses and the decrease in sales volume of Zhonghua sedans.

Unaudited other revenues decreased by 7.9% from RMB63.0 million in the first half of 2003 to RMB58.0 million for the same period in 2004. The difference was primarily due to the recognition of an one-off subsidy income in the amount of RMB5.7 million by a subsidiary in the same period in 2003.

Unaudited selling expenses decreased by 21.0% from RMB276.8 million, representing 5.5% of turnover in the first half of 2003, to RMB218.8 million, representing 5.7% of turnover for the same period in 2004. The decrease was primarily due to the decrease in warranty cost in relation to Zhonghua sedans in the first half of 2004 as there were one-off extended warranties offered by the Group in 2003. Unaudited general and administrative expenses slightly increased by 4.3% from RMB249.9 million in the first six months of 2003 to RMB260.7 million for the same period in 2004. The increase was primarily due to the increase in research and development expense incurred on the “Granse” minibus (known as the “Grace” minibus before February 2004) in the first half of 2004.

Unaudited interest expense net of interest income increased by 33.7% from RMB55.1 million in the first six months of 2003 to RMB73.7 million for the same period in 2004 due to the increase in interest expense from notes payable and convertible bonds issued in November 2003.

Unaudited share of profits less losses of jointly controlled entities and associated companies increased by 22.6% from RMB100.8 million for the first half of 2003 to RMB123.6 million for the same period in 2004. The increase was mainly due to the contribution of profit from BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, in the first half of 2004. BMW Brilliance Automotive Ltd. has commenced production of the BMW-designed and branded 3-Series and 5-Series sedans based on semi-knockdown kits supplied by the BMW Group and sold sedans since the fourth quarter of 2003. A total of 4,983 BMW sedans were sold in the first half of 2004.

Unaudited profit before taxation decreased by 47.9% from RMB788.7 million for the first half of 2003 to RMB410.7 million for the same period in 2004. Unaudited taxation decreased by 39.8% from RMB99.2 million for the first half of 2003 to RMB59.7 million for the same period in 2004, as a result of the decrease in the taxable income of the Group in the first half of 2004.

As a result, unaudited profit attributable to shareholders decreased by 29.0% to RMB407.6 million for the first half of 2004 from RMB574.0 million for the same period in 2003. Unaudited basic earnings per share decreased by 29.1% to RMB0.1111 for the first half of 2004 from RMB0.1566 for the same period in 2003. Diluted earnings per share for the first half of 2004 was RMB0.1042.

Prospects

Recently implemented macro-economic policies and austerity measures in China have resulted in significantly reduced domestic demand for automobiles since the second quarter of 2004. As a result, the Group’s sales for the first half of 2004 were approximately RMB3.9 billion, representing a decrease of 23.7% from the first half of 2003, while net income was RMB407.6 million, representing a decrease of 29.0%.

We remain confident in the long-term prospects and growth potential of the Chinese automotive industry based on the significant improvement in living standards and average income and the low car penetration rate in China to date, and the anticipated upward trends in the future. Nevertheless, the medium-term business outlook remains difficult to predict, due to market-wide uncertainties such as the impact of austerity measures, the further tightening of credit, the pricing pressure and the pace and strength of the recovery in the automotive industry in China. It is neither clear when the Chinese government’s austerity measures will be lifted, nor when the growth rate of the Chinese automobile industry will return to previous levels. We believe it is likely that the slowdown in the Chinese automotive sector will continue in the second half of 2004 and for the immediate periods thereafter, resulting in continued pressure on our businesses.

Given these circumstances, the Group has taken the following proactive measures to cope with the challenges and to maintain a competitive stance:

1.	Broadening and adapting product offerings by introducing new and innovative products to meet customers’ current and future demands/trends and maintain our market share;

2.	Enlarging and diversifying the client-base by focusing on the needs of specifically targeted customer groups, such as government authorities, nation-wide taxi companies and major hotel groups;

3.	Strengthening and capitalizing on our relationships with foreign strategic partners in terms of the development of new products and the exploration of potential new export markets for our products; and

4.	Improving operational efficiency by implementing cost reduction programs, increasing domestic component ratios, optimizing resources and reinforcing internal controls and management directives.

In summary, the competition in the Chinese automotive sector is expected to intensify in the second half of 2004 due to the recent decrease in the rate of growth of demand for automobiles in China. The Group will continue to take proactive marketing and operational measures with the aim of ensuring future profitability and positive returns for our shareholders. We believe that the growth and future of the Group very much depends on the prosperity and growth trends in China, in which we have full and utmost confidence.

Liquidity and Financial Resources

As of 30th June, 2004, the Group had RMB2,307.1 million in cash and cash equivalents, RMB396.2 million in short-term bank deposits and RMB3,480.6 million in pledged short-term bank deposits. The Group had bank notes payable of RMB5,308.5 million, outstanding short-term bank loans of RMB600 million and no long-term bank loans outstanding as of 30th June, 2004. On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million). Up to 30th June, 2004, none of the Convertible Bonds had been converted into the ordinary shares of the Company.

Contingent Liabilities

Details of the contingent liabilities are set out in note 22 to the condensed accounts.

Debt to Equity Ratio

The debt to equity ratio, computed by dividing total liabilities by shareholders’ equity, as of 30th June, 2004, was approximately 1.44 (30th June, 2003: 1.19). The increase of the ratio is primarily due to the issue of the Convertible Bonds in the second half of 2003.

Use of Proceeds

On 28th November, 2003, Brilliance Finance, a wholly owned subsidiary of the Company, issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. Up to 30th June, 2004, the Group had utilized US$164 million for general corporate and working capital purposes. The remaining unused balance of US$30 million had been placed with banks as interest-bearing, foreign currency denominated short-term bank deposits.

Foreign Exchange Risks

The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 30th June, 2004.

Employees and Remuneration Policy

The Group employed approximately 9,300 employees as at 30th June, 2004. Employee costs (excluding directors’ emoluments) amounted to approximately RMB162.3 million for the six months ended 30th June, 2004. The Group ensures that the pay levels of its employees are in line with industry practices and prevailing market conditions and employees are rewarded on a performance-related basis, with a share option scheme.

INTERIM DIVIDEND

The Board is pleased to declare an interim dividend of HK$0.005 per ordinary share for the six months ended 30th June, 2004 to shareholders whose names appear on the Register of Members as at 15th October, 2004. The dividend will be paid to shareholders on or before 21st October, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 13th October, 2004 to Friday, 15th October, 2004, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration no later than 4:00 p.m. on Tuesday, 12th October, 2004.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 30th June, 2004, so far as is known to the directors or chief executives of the Company, the following persons other than a director or chief executive of the Company had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the “SFO”):

	Number of shares held/
	Approximate shareholding percentage
	Long		Short	Lending
Name of shareholder	Position	%	Position	Pool	%
Huachen Automotive Group Holdings Company Limited (“Huachen”)	1,446,121,500	39.42	—	—	—
Government of Singapore Investment Corporation Pte Ltd	256,821,000	7.00	—	—	—

Save as disclosed herein, as at 30th June, 2004, there was no other person so far known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

SHARE OPTIONS

On 2nd June, 2001, share options were granted to certain directors and employees entitling them to subscribe ordinary shares of US$0.01 each in the share capital of the Company (the “Shares”) at HK$1.896 per Share, totaling 31,800,000 Shares in aggregate, in accordance with the share option scheme of the Company adopted on 18th September, 1999, which came into effect on 20th October, 1999 (the “1999 Share Option Scheme”). Such share options vested immediately upon the grant and are exercisable within a period of ten years.

On 28th June, 2002, the 1999 Share Option Scheme was terminated. A new share option scheme was adopted at a special general meeting of shareholders on 28th June, 2002 (the “New Share Option Scheme”) in compliance with the amendments to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), which came into effect on 1st September, 2001. The New Share Option Scheme came into effect on 15th July, 2002. Pursuant to Clause 13.1 of the 1999 Share Option Scheme, all the share options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 1999 Share Option Scheme.

During the six months ended 30th June, 2004, no option had been cancelled or lapsed in accordance with the terms of the 1999 Share Option Scheme. No option had been granted in accordance with the New Share Option Scheme since it came into effect.

Details of the share options outstanding as at 30th June, 2004 under the 1999 Share Option Scheme are as follows:

Category and name of participants	Number of share options
Directors
Wu Xiao An (also known as Ng Siu On)	2,800,000
Su Qiang (also known as So Keung)	2,338,000
Hong Xing	2,338,000
He Tao (also known as Ho To)	2,338,000
Yang Mao Zeng	2,338,000
Employees (in aggregate)	3,338,000

Total	15,490,000

During the six months ended 30th June, 2004, none of the above share options had been exercised. Accordingly, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised are not disclosed herein.

The directors consider that it is not appropriate to state the value of the outstanding share options given that the variables which are critical for the calculation of the value of such outstanding share options cannot be determined. The variables which are critical for the determination of the value of such share options include the subscription price for the shares upon the exercise of the subscription rights attaching to the share options, which may be adjusted under certain circumstances, and whether or not such share options will be exercised by the grantees. The directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions, and accordingly, believe that any calculation of the value of the share options will not be meaningful.

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 30th June, 2004, the interests and short positions of each director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

					Number of Shares
					to be acquired
			Approximate	Number of	under a
Name of	Type of	Number of	shareholding	share options	call option
Director	interests	Shares held	percentage	granted	agreement
Long	Short
Position	Position
			%		(Note)
Wu Xiao An (also known as Ng Siu On)	Personal	— —	—	2,800,000	92,911,266
Su Qiang (also known as So Keung)	Personal	14,500,000 —	0.40	2,338,000	84,464,788
Hong Xing	Personal	— —	—	2,338,000	84,464,788
He Tao (also known as Ho To)	Personal	45,000 —	0.00	2,338,000	84,464,788
Yang Mao Zeng	Personal	4,000 —	0.00	2,338,000	—

Note: Pursuant to four call option agreements all dated 18th December, 2002, Huachen has granted to each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Su Qiang (also known as Mr. So Keung), Mr. Hong Xing and Mr. He Tao (also known as Mr. Ho To) a call option to acquire up to 92,911,266 Shares, 84,464,788 Shares, 84,464,788 Shares and 84,464,788 Shares, respectively, representing approximately 2.533%, 2.303%, 2.303% and 2.303%, respectively, of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from the date falling six months after 6th February, 2003. During the six months ended 30th June, 2004, none of the call options had been exercised by the above directors.

Save as disclosed above, as at 30th June, 2004, none of the directors, chief executives of the Company or their respective associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2004.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 30th June, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules, except that the independent non-executive directors of the Company are not appointed for specific terms and are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s bye-laws.

The Audit Committee of the Company comprises Mr. Xu Bingjin and Mr. Song Jian, both of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the unaudited interim accounts for the six months ended 30th June, 2004.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”). The Company has made specific enquiry of all directors as to compliance with the Model Code during the six months ended 30th June, 2004 and they all confirmed that they have fully complied with the required standard set out in the Model Code.

By Order of the Board

Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 23rd September, 2004